FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of  July 2008
Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	News Release dated July 31, 2008

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ICICI Bank Limited

Date:	July 31, 2008	By:	/s/ Shanthi Venkatesan
			Name :	Shanthi Venkatesan
			Title :	Assistant General Manager

Item 1

ICICI Bank Ltd. ICICI Bank Towers Bandra-Kurla Complex Bandra (E) Mumbai-400051.

News Release	July 31, 2008
For Immediate Publication

ICICI Bank hikes deposit and lending rates

Mumbai: ICICI Bank Ltd has announced an increase in interest rates for various tenors of retail Fixed Deposits by 0.75% to 1.00% with effect from August 01, 2008.

ICICI Bank has also announced an increase of 0.75% in its Floating Reference Rate (FRR) for consumer loans (including home loans) with effect from July 31, 2008. The revised FRR will be 14.25% p.a. as against 13.50% p.a. at present. The existing fixed rate customers will not be impacted by the increase and their contracted rates will remain unchanged.

ICICI Bank has also announced an increase of 0.75% in its Benchmark Advance Rate (I-BAR). The revised I-BAR will be 17.25% p.a. as against 16.50% p.a. at present.

Customers can call the ICICI Bank 24 hour customer care help line or log on to the website (www.icicibank.com) for more details.

About ICICI Bank: ICICI Bank Limited (NYSE:IBN) is India's largest private sector bank and the second largest bank in the country, with consolidated total assets of about USD 113 billion at June 30, 2008. ICICI Bank’s subsidiaries include India’s leading private sector insurance companies and among its largest securities brokerage firms, mutual funds and private equity firms. ICICI Bank’s presence currently spans 19 countries including India. For more information visit www.icicibank.com

Except for the historical information contained herein, statements in this release, which contain words or phrases such as 'will', 'would', etc., including about transactions that may be finalized at a later stage, and similar expressions or variations of such expressions may constitute 'forward-looking statements'. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to our ability to obtain statutory and regulatory approvals and to successfully implement our strategy, future levels of non-performing loans, transactions that may not fructify, our growth and expansion in business, the adequacy of our allowance for credit losses, technological implementation and changes, the actual growth in demand for banking products and services, investment income, cash flow projections, our exposure to market risks ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

For Press Queries: Mr Charudatta Deshpande, Head - Corporate Communications, ICICI Bank Limited. Tel: +91 22 2653 8208 or E-mail: charudatta.deshpande@icicibank.com